                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                               CNET Networks, Inc.
                                ----------------
                                (Name of Issuer)

                         Common Stock, $.0001 PAR VALUE
                         ------------------------------
                         (Title of Class of Securities)

                                  125 945 10 5
                                  ------------
                                 (CUSIP Number)

                                 Halsey M. Minor
                             c/o CNET Networks, Inc.
                               150 Chestnut Street
                         San Francisco, California 94111
   ---------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  July 19, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedule Filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13D-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                               PAGE 1 OF 8 PAGES

                                PAGE 1 of 8 PAGES

                                  SCHEDULE 13D

CUSIP NO.  125 945 10 5
-----------------------
--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         HALSEY M. MINOR, individually
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [ ]
                                                                      (b) [ ]

--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS*
         PF

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
                          7     SOLE VOTING POWER

      NUMBER OF                 9,242,124
        SHARES            -----------------------------------------------------
BENEFICIALLY OWNED BY     8     SHARED VOTING POWER
         EACH
      REPORTING           -----------------------------------------------------
        PERSON            9     SOLE DISPOSITIVE POWER
         WITH
                                9,242,124
                          -----------------------------------------------------
                          10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,242,124
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES*                                                          [X]

--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         10.9%
--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE AND THE SIGNATURE ATTESTATION


                                PAGE 2 of 8 PAGES
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Item 2.  Identity and Background.

                  Item 2 of the Statement on Schedule 13D, as amended, to which this amendment relates (the "Schedule 13D"), filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the common shares, $.0001 par value (the "Shares") of CNET Networks, Inc. ("CNET"), is hereby supplemented as follows:

                  (a) - (c) and (f) This statement is filed on behalf of the reporting person, Halsey M. Minor, an individual. Mr. Minor resides in California, and he currently serves as Chairman of the Board of CNET. The principal business activities of CNET are the operation of television and internet programs providing information on computers, the internet and digital technologies. CNET Networks, Inc.'s principal business address is 150 Chestnut Street, San Francisco, California 94111.

                  (d)  None.

                  (e)  None.

Item 4.  Purpose of Transaction.

                  On July 19, 2000, Ziff-Davis Inc. ("Z-D"), CNET and TD Merger Sub, Inc. ("Merger Sub") announced that they had entered into a Merger Agreement, dated as of July 19, 2000 (the "Merger Agreement"). The merger agreement provides for the merger of Merger Sub with and into Z-D with Z-D surviving the merger (the "Transaction").

                  As a result of the merger, each share of ZD common stock (NYSE: ZD) will convert into 0.3397 shares of CNET common stock and each share of ZDNET common stock (NYSE: ZDZ) will convert into 0.5932 shares of CNET common stock.

                  Consummation of the Transaction is subject to various conditions, including the approval of the shareholders of Z-D and CNET and the receipt of required regulatory approvals. In connection with the execution of the Merger Agreement, Halsey M. Minor (the "Stockholder") entered into a voting agreement, pursuant to which the Stockholder has agreed to vote for approval of the Transaction.

                  The Voting Agreement (as defined below), is incorporated herein by reference into this Item 4, and the foregoing description of such document and the transactions contemplated therein are qualified in their entirety by reference to such exhibit.

Item 5.  Interest in Securities of the Issuer.


                                PAGE 3 of 8 PAGES

                  Item 5 of the Statement on Schedule 13D, as amended, to which this amendment relates (the "Schedule 13D"), filed pursuant to Rule 13d-1 of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to the common shares, $.0001 par value (the "Shares") of CNET Networks, Inc., is hereby supplemented as follows:

                  (a) Mr. Minor beneficially owns 9,242,124 Shares, which represents approximately 10.9% of the outstanding Shares. In addition, Mr. Minor owns 337,952 Shares which are held by a trust for the benefit of Mr. Minor's descendants. Mr. Minor disclaims beneficial ownership of the 337,952 shares held by the trust and such shares are not included in the aggregate amount beneficially reported by Mr. Minor.

                  (b) Mr. Minor has sole voting and dispositive power with respect to 9,242,124 Shares of the Shares he beneficially owns.

                  (c) See Schedule I (attached hereto and incorporated herein by reference)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Item 6 of the Schedule 13D is hereby supplemented as follows:

                  Concurrently with the execution of the Merger Agreement, Ziff-Davis Inc. and Halsey M. Minor entered into a Voting Agreement, dated as of July 19, 2000 (the "Voting Agreement"). Pursuant to the Voting Agreement, Mr. Minor has agreed, among other things, to vote all the outstanding common shares of CNET owned by Mr. Minor in favor of the Transaction. In addition, Mr. Minor has agreed not to sell, transfer, pledge, encumber, assign or otherwise dispose of CNET common stock owned by Mr. Minor at any time prior to the earlier of the termination of the Merger Agreement and the effective time of the Transaction, subject to limited exceptions.

                  As an inducement for CNET to enter into the Merger Agreement, CNET, Softbank America Inc., the holder of at least a majority of the issued and outstanding shares of ZD common stock ("Softbank") and Softbank Corp. entered into a stockholder agreement. Pursuant to the stockholder agreement, CNET will appoint to its board of directors one nominee of Softbank. In connection with the execution of the Merger Agreement and the stockholder agreement, Mr. Bonnie agreed that, for so long as Softbank is entitled to nominate a director of CNET, he will vote his shares of CNET common stock in favor of Softbank's designee.

                  To the best knowledge of the undersigned, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the person named in Item 2 and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreement, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibits:


                                 PAGE 4 of PAGES
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(1)      Voting Agreement dated as of July 19, 2000 between Ziff-Davis and
         Halsey M. Minor (incorporated by reference to Exhibit 99.5 to CNET's Current Report on Form 8-K dated July 21, 2000).

(2) Side Letter Agreement, dated as of July 19, 2000, between Softbank America Inc. and Halsey M. Minor.


                                PAGE 5 of 8 PAGES
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Signatures

                  After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


DATED: July 31, 2000


                                 Halsey M. Minor


                                 by:   /s/ Halsey M. Minor
                                       ---------------------------
                                       Halsey M. Minor


                                PAGE 6 of 8 PAGES
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EXHIBIT INDEX

(1) Voting Agreement dated as of July 19, 2000 between Ziff-Davis and Halsey M. Minor (incorporated by reference to Exhibit 99.5 to CNET's Current Report on Form 8-K dated July 21, 2000).

(2) Side Letter Agreement, dated as of July 19, 2000, between Softbank America Inc. and Halsey M. Minor.


                                PAGE 7 of 8 PAGES
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Schedule I

Mr. Minor has acquired or disposed of beneficial ownership with respect to the following CNET common stock since the filing of his original Schedule 13D:


Date of Transaction            Type of Transaction          Amount of Securities        Price Per Share
-------------------            -------------------          --------------------        ---------------
December 26, 1997              Gift                         829                         N/A
December 30, 1997              Gift                         19                          N/A
February 2, 1998               Gift                         15                          N/A
May 19, 1998                   Sale                         10,000                      $40.50
May 28, 1998                   Sale                         5,000                       $36.04
May 29, 1998                   Sale                         10,000                      $35.3563
June 3, 1998                   Stock Option - Right to Buy  1,200,000                   $8.0625
June 8, 1998                   Gift                         3,000                       N/A
July 30, 1998                  Sale                         150,000                     $55.00
November 23, 1998              Sale                         50,000                      $59.05
December 31, 1998              Gift                         690                         N/A
February 24, 1999              Sale                         50,000                      $122.775
March 8, 1999                  Gift                         2,430                       N/A
April 28, 1999                 Stock Option - Right to Buy  400,000                     $58.6875
May 19, 1999                   Sale                         72,500                      $119.3078
May 20, 1999                   Sale                         27,500                      $119.4932
October 26, 1999               Sale                         155,000                     $46.464
October 27, 1999               Sale                         45,000                      $44.113
November 18, 1999              Gift                         519                         N/A
November 22, 1999              Gift                         308                         N/A
November 30, 1999              Sale                         200,000                     $51.7769
December 22, 1999              Gift                         308                         N/A
January 11, 2000               Gift                         9                           N/A
February 28, 2000              Sale                         170,000                     $66.1122
February 28, 2000              Exercise or conversion of    170,000                     $8.0625
                               derivative security
February 28, 2000              Sale                         85,000                      $63.693
February 29, 2000              Sale                         85,000                      $66.064

* Price per share/Exercise price and number of shares are not adjusted for two 2-for-1 stock splits effected on March 8, 1999 and May 28, 1999


                                PAGE 8 of 8 PAGES
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July 19, 2000


Softbank America Inc.
10 Langley Road, Suite 403
Newton Center, MA 02459

Ladies and Gentlemen:

Reference is made to (i) the Stockholder Agreement, dated as of July 19, 2000 (the "Stockholder Agreement"), among CNET Networks, Inc. ("Cnet"), Softbank America Inc. ("Softbank") and Softbank Corp. and (ii) the Agreement and Plan of Merger, dated as of July 19, 2000 (the "Merger Agreement"), among Ziff-Davis Inc., CNET Networks, Inc., and TD Merger Sub, Inc.

The undersigned hereby agrees that, from the Effective Time (as defined in the Merger Agreement) until such time as Softbank is no longer entitled to nominate directors pursuant to Section 2.1 of the Stockholder Agreement, it shall vote its shares of Voting Stock (as defined in the Stockholder Agreement) of Cnet in favor of the Designee (as defined in the Stockholder Agreement) of Softbank in each election of directors of Cnet at which a Designee is nominated for election.

This agreement shall become effective at the Effective Time. If the Merger Agreement is terminated prior to the Effective Time then this agreement shall automatically terminate and be of no further force and effect upon termination of the Merger Agreement.

This agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts executed and performed entirely within such state.


                                               Very truly yours,


                                               /s/ Halsey Minor
                                               --------------------------------
                                               Halsey Minor



Acknowledged and Agreed:

SOFTBANK AMERICA INC.


/s/  Ronald D. Fisher
------------------------